Filed Pursuant to Rule 253(g)(2)
File No. 024-10690

FUNDRISE FOR-SALE HOUSING eFUND – WASHINGTON DC, LLC

SUPPLEMENT NO. 5 DATED JANUARY 21, 2020
TO THE OFFERING CIRCULAR DATED MAY 10, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Washington DC, LLC (the “Company”, “we”, “our” or “us”), dated May 10, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 22, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Updates to dispositions of minor assets

The following table summarizes the assets that we have disposed of since the last update.

Asset Name	Zip Code	Beds / Baths at Acquisition	Approximate Square Footage at Acquisition	Date of Acquisition	Approximate Cost Basis (1)	Date of Disposition	Approximate Sale Price	Approximate Net Profit (2)	Approximate ROI (3)
W12	20001	6 / 3	3,000	1/11/2019	$1,013,000	12/19/2019	$1,210,000	$110,000	11.0%

(1) Cost basis includes the purchase price of the asset and holding costs incurred from the date of purchase through the date of sale.

(2) Calculation includes deductions for purchase price, holding costs and other expenses, and selling costs.

(3) On an annualized basis (internal rate of return), ROI is equal to approximately 13.0%.